03013966

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 02 (MM/DD/YY) AND ENDING 12 / 31 / 02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saen Options USA, Inc.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1506
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jan Cornelissen (312) 362-4111
(Area Code - Telephone No.)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Dr.	Chicago	IL	60606-7438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

EP 3/19

OATH OR AFFIRMATION

I, **Jan Cornelissen** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Saen Options, USA, Inc.**, as of **December 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

General Manager
Title

Tara L.P. Zilinskas
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
Saen Options USA, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Saen Options USA, Inc. as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Saen Options USA, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
January 31, 2003

SAEN OPTIONS USA, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	41,381
Receivable from broker-dealer, net		25,116,471
Securities owned, at market		63,152,601
Furniture and equipment, net of accumulated depreciation of $30,297		43,277
Other assets		13,759
Total assets	$	88,367,489

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased, at market	$	83,148,296
Accounts payable and accrued expenses		821,644
Note payable		1,500,000
Total liabilities		85,469,940
Stockholder's Equity		
Common stock $ .01 par value, authorized 10,000 shares, issued 1,000 shares		1,000
Additional paid-in capital		4,500,000
Accumulated deficit		(1,603,451)
Total stockholder's equity		2,897,549
Total liabilities and stockholder's equity	$	88,367,489

The accompanying notes are an integral part of the statement of financial condition

SAEN OPTIONS USA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Saen Options USA, Inc. (the "Company"), a wholly owned subsidiary of Saen Options USA Holding, Inc. (the "Parent"), is an Illinois corporation established on November 1, 1999. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities, equity options and futures contracts. The Company's principal operations are located in Chicago, Illinois. The Company's transactions are cleared through First Options of Chicago, Inc. (First Options).

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded on the trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased are recorded at market value.

Income taxes: The Company is part of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to or refundable from the tax authority are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold Not Yet Purchased
Equity securities	$ 24,040,047	$ 29,810,891
Listed options	39,112,554	53,337,405
	$ 63,152,601	$ 83,148,296

Note 3. Note Payable

The note payable represents a loan from an affiliated entity that bears interest at 5 percent and is payable in full on February 19, 2004.

Note 4. Income Tax Matters

The Company is part of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to or refundable from the tax authority are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 5. Financial Instruments with Off Balance Sheet Risk

Securities transactions are cleared through First Options. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its traders in meeting contractual obligations. In conjunction with this guarantee, the Company seeks to control the risks associated with its traders' activities by maintaining collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions, where necessary.

The Company, as part of its normal business activities, sells short securities and options in its trading inventory. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions. At December 31, 2002, the Company maintained short security positions in stocks and equity options with market values of $29,810,891 and $53,337,405 respectively. The Company monitors such risk on a daily basis.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair counterparties' abilities to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective affiliated traders' investment portfolio.

Note 6. Commitments and Contingencies

The Company has entered into agreements with certain of its employees whereby the payment of the employee's bonus is deferred and payable upon certain conditions including, continued employment. At December 31, 2002, the deferred amount is approximately $402,000.

Note 7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is subject to the minimum net capital required by a market maker under the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness.

Note 8. Subsequent Capital Contribution

In January 2003, the Company received a capital contribution from its Parent in the amount of $500,000.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholders
Saen Options USA, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Saen Options USA, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Saen Options USA, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated January 31, 2003.

On February 27, 2003, the Company sent telegraphic notice to the Chicago Board Options Exchange and the SEC notifying them that the Company had a net capital deficiency at various dates including December 31, 2002. The notification explains that the net capital deficiency is a result of an increase in haircuts due to an increase in proprietary trading and a net loss of approximately $1.2 million for the month of December. As a result of additional research by the Company, it was determined that the Company had net capital deficiencies at various dates from December 12, 2002 through January 27, 2003. The Company has taken steps to rectify the capital deficiency through a capital contribution from its Parent in the amount of $500,000 on January 27, 2003. Additionally, the Company has implemented policies and procedures to promptly identify its capital position, including the monitoring of trading positions, the calculation of the resulting haircuts, and the actions required to remain in net capital compliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, with the exception of those items noted above, at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 31, 2003